September 8, 2023

The Board of Directors
Bridger Aerospace Group Holdings, Inc.
90 Aviation Lane
Belgrade, Montana 59714

Gentlemen:

I resign effective immediately from my positions as a Chair of the Audit Committee, Member of the Board of Directors of Bridger Aerospace Group Holdings, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. My resignation is a result of the functioning of the Board’s Audit Committee.

Sincerely,
Debra Coleman